SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANALEX CORPORATION

(Name of Subject Company (Issuer))

QinetiQ Group plc

QinetiQ North America Operations LLC

Apollo Merger Sub Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Titles of classes of securities)

032653107

(CUSIP number of class of securities)

Duane Andrews

Chief Executive Officer

QinetiQ North America Operations LLC

7918 Jones Branch Drive, Suite 400

McLean, VA 22102

Tel: (703) 752-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Deborah Fox Corporate Vice President and General Counsel QinetiQ North America Operations LLC 7918 Jones Branch Drive, Suite 400 McLean, VA 22102 Tel: (703) 752-6500	James Hanna Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, DC 20004 Tel: (202) 637-2200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,635,217.90	$18,471.97

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 41,278,789 shares of common stock, par value $0.02 per share, of Analex at a purchase price of $3.70 per share. Such number of shares consists of (i) 16,853,744 shares of common stock issued and outstanding as of January 29, 2007, (ii) 24,425,045 shares of common stock that are expected to be issuable before the expiration of the Offer under convertible preferred stock and convertible notes. The Transaction Valuation amount also includes cash payments resulting from cashing out 5,379,378 warrants and stock options.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.000107 of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Apollo Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QinetiQ North America Operations LLC, a Delaware limited liability company (“QNA”), to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Analex Corporation, a Delaware corporation (“Analex”), at a purchase price of $3.70 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. QNA is an indirect wholly owned subsidiary of QinetiQ Group plc, a corporation organized under the laws of England and Wales (“QinetiQ”). This Schedule TO is being filed on behalf of QNA, the Purchaser and QinetiQ.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Analex Corporation. Analex’s principal executive offices are located at 2677 Prosperity Avenue, Suite 400, Fairfax, Virginia 22031. The telephone number at Analex’s principal executive offices is (703) 852-4000.

(b) The information set forth in the “Summary Term Sheet” and “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by QNA, the Purchaser and QinetiQ. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning QNA, the Purchaser and QinetiQ” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning QNA, the Purchaser and QinetiQ,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Analex; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

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Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; AMEX Listing Status; Exchange Act Registration,” Section 12, entitled “Purpose of the Offer; Plans for Analex; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning QNA, the Purchaser and QinetiQ” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Analex; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning QNA, the Purchaser and QinetiQ,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions to the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; AMEX Listing Status; Exchange Act Registration” is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of January 30, 2007.

(a)(1)(B)	Letter of Transmittal.

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(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by QinetiQ on January 20, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by QNA, the Purchaser and QintetiQ with the SEC on January 22, 2007).

(a)(1)(H)	Email from Graham Love to QinetiQ employees sent January 20, 2007 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by QNA, the Purchaser and QintetiQ with the SEC on January 22, 2007).

(a)(1)(I)	Script of a conference call between QinetiQ management and analysts on January 22, 2007 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by QNA, the Purchaser and QintetiQ with the SEC on January 22, 2007).

(a)(1)(J)	Email from Duane Andrews to QNA employees sent on January 22, 2007 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by QNA, the Purchaser and QintetiQ with the SEC on January 22, 2007).

(a)(1)(K)	Summary Advertisement published on January 30, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of January 20, 2007, among QNA, the Purchaser and Analex (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Analex with the SEC on January 24, 2007).

(d)(2)	Conversion, Tender and Voting Agreement, dated January 20, 2007, by and among QNA, the Purchaser, Analex, New York Life Capital Partners II, L.P., General Electric Pension Trust, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Analex with the SEC on January 24, 2007).

(d)(3)	Confidentiality Agreement, dated as of August 22, 2006, by and between Apogen Technologies, a wholly owned subsidiary of QNA, and BB&T Capital Markets | Windsor Group.

(d)(4)	Facilities Agreement, dated August 24, 2004, for QinetiQ Holdings Limited and certain of its subsidiaries with Lloyds TSB Bank plc acting as Agent and Barclays Bank plc, JP Morgan plc, National Australia Bank Limited and The Royal Bank of Scotland plc acting as Mandated Lead Arrangers.

(d)(5)	Facilities Agreement Consent Letter, dated January 18, 2007, by Lloyds TSB Bank plc.

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QINETIQ GROUP PLC

By:	/S/ GRAHAM LOVE
Name: Graham Love
Title: Chief Executive Officer

QINETIQ NORTH AMERICA OPERATIONS LLC

By:	/S/ DUANE ANDREWS
Name: Duane Andrews
Title: Chief Executive Officer

APOLLO MERGER SUB INC.

By:	/S/ DUANE ANDREWS
Name: Duane Andrews
Title: President

Date: January 30, 2007

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INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of January 30, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by QinetiQ on January 20, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by QNA, the Purchaser and QintetiQ with the SEC on January 22, 2007).

(a)(1)(H)	Email from Graham Love to QinetiQ employees sent January 20, 2007 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by QNA, the Purchaser and QintetiQ with the SEC on January 22, 2007).

(a)(1)(I)	Script of a conference call between QinetiQ management and analysts on January 22, 2007 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by QNA, the Purchaser and QintetiQ with the SEC on January 22, 2007).

(a)(1)(J)	Email from Duane Andrews to QNA employees sent on January 22, 2007 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by QNA, the Purchaser and QintetiQ with the SEC on January 22, 2007).

(a)(1)(K)	Summary Advertisement published on January 30, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of January 20, 2007, among QNA, the Purchaser and Analex (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Analex with the SEC on January 24, 2007).

(d)(2)	Conversion, Tender and Voting Agreement, dated January 20, 2007, by and among QNA, the Purchaser, Analex, New York Life Capital Partners II, L.P., General Electric Pension Trust, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Analex with the SEC on January 24, 2007).

(d)(3)	Confidentiality Agreement, dated as of August 22, 2006, by and between Apogen Technologies, a wholly owned subsidiary of QNA, and BB&T Capital Markets | Windsor Group.

(d)(4)	Facilities Agreement, dated August 24, 2004, for QinetiQ Holdings Limited and certain of its subsidiaries with Lloyds TSB Bank plc acting as Agent and Barclays Bank plc, JP Morgan plc, National Australia Bank Limited and The Royal Bank of Scotland plc acting as Mandated Lead Arrangers.

(d)(5)	Facilities Agreement Consent Letter, dated January 18, 2007, by Lloyds TSB Bank plc.